FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish press release

In case of any discrepancies, the Spanish version will prevail.

Presentation of Results

First Quarter of 2006

Tuesday, May 9, 2006

I am pleased to invite you to the presentation to be held next Tuesday, May 9, which will begin at 10:00 a.m. (CET) at GAS NATURAL’s office in Madrid:

GAS NATURAL SDG

Av. América, 38

28028 Madrid

The presentation will be conducted by the Chief Executive Officer (Consejero Delegado) of GAS NATURAL, Mr. Rafael Villaseca, with the attendance of other members of the management team for the purpose of presenting the results of the first quarter of 2006. At the end of the presentation, a discussion will begin.

The results will be available at “Information for Shareholders and Investors” on our web site (www.gasnatural.com) prior to the opening of the Spanish Stock Exchange (9:00 a.m. CET).

You can also follow the presentation at: www.gasnatural.com or by telephone:

English version:

Dial: +44 (0) 207 10 86 207 and request to be connected to the GAS NATURAL multiconference

Rebroadcast (72 hours): +44 (0) 20 77 509 931, Access Code: 176129#

Spanish version:

Dial: +34 91 789 23 86 and request to be connected to the GAS NATURAL multiconference

Rebroadcast (72 hours): 902 88 50 78, Access Code: 176129#

We ask for your confirmation with the Investor Relations Department (Ana González, Tel: +34 93 402 58 92, or by email at relinversor@gasnatural.com )

Sincerely,

Carlos J. Álvarez

Chief Financial Officer

Notice

This information is private and confidential and intended solely for the addressee. If you are not the addressee of this message, you are notified that any modification, omission, distribution or copy of this message is strictly prohibited. This notice is solely for informational purposes and must not be considered an official communication of GAS NATURAL. The information contained herein may be subject to change without prior notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: April 20, 2006	By:	/S/ CARLOS J. ÁLVAREZ FERNÁNDEZ
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer